United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82 - __ .)

Press Release

Vale informs on timeline of implementation of CIAE-A recommendations

Rio de Janeiro, March 20th, 2020 – Vale S.A. (Vale) informs that, according to the press release disclosed on February 20, 2020, the Company defined the deadlines for the actions to address the recommendations presented in the final report by the Independent Committee for Extraordinary Assessment (CIAE-A), available on this link.

The implementation timeline shows that 21 out of the 25 recommendations were already being addressed by Vale through actions to improve internal controls. The timeline of implementation also foresees that 95% of the actions are expected to be completed by the end of 2020 and that all of them will be completed by December 2022, as indicated below. A more detailed timeline, provided in its full content to the authorities, is available on Vale's ESG portal. Click here to access.

RECOMMENDATIONS	Start date	No. Actions	Completion until
			Feb/20	Dec/20	Dec/21	Dec/22
1. Assessment of possible risk of rupture of structures similar to B1	Dec/19	2	1	1	-	-
2. Improvements in the Emergency Action Plan for Mining Dams (PAEBM)	Dec/19	8	1	6	1	-
3. Adoption of consistent and risk-based stability criteria	Feb/20	6	-	6	-	-
4. Review the procedures for verification and validation of geotechnical monitoring instrument automation processes	Jan/20	7	1	5	1	-
5. Review of the Operation Manuals for Vale’s structures	Feb/20	4	1	3	-	-
6. Review of the process for obtaining DCEs	Dec/19	3	3	-	-	-
7. Improvement of geotechnical risk assessment methodology	Oct/19	5	3	1	-	1
8. Review of the functions of the Independent Expert Panel	Oct/19	3	1	2	-	-
9. Improvement in the contracting policy for third parties providing services related to dam safety	Nov/19	3	-	3	-	-
10. Improvement in identifying dam-related expenses, costs and investment in financial and accounting management systems	Feb/19	5	5	-	-	-
11. Review composition and resourcing of the Geotechnical team	Feb/19	4	3	1	-	-
12. Improved segregation of duties for the lines of defense	Feb/19	6	1	5	-	-
13. Review of the career path for the Geotechnical area	Feb/19	6	3	3	-	-
14. Review of the compensation and benefits policy	Nov/19	4	4	-	-	-
15. Assessment of the applicability of the “Engineer of Record” concept for the Company	Dec/19	4	2	2	-	-
16. Improvement of cultural aspects	Jun/19	9	7	2	-	-
17. Improvement, fostering and expansion of safety culture	Feb/19	8	2	5	1	-
18. Detailed recordation of Executive Board Meeting	Feb/20	2	-	2	-	-
19. Development of rules and regulations for the Operational Risk Subcommittee	Feb/19	2	2	-	-	-
20. Modify the composition of the Board of Directors and Fiscal Council to include members with mining expertise or operational risk management in high risk industries	Apr19	2	1	1	-	-
21. Improvement in the structure of Ethics and Compliance	May/19	4	3	1	-	-
22. Improvement of the procedure for handling complaints	Jun/19	2	2	-	-	-
23. Improvements related to internal audit	Jan/20	1	-	1	-	-
24. Definition of procedure for the treatment to be given to the personnel and third parties involved in the rupture of B1	Jan/20	4	-	4	-	-
25. Definition of mechanisms for follow-up of effective implementation of post-rupture measures and recommendations suggested by the CIAEA	Mar/20	2	-	1	-	1
Total of Actions		106	46	55	3	2

Press Release

In addition to the recommendations of the CIAE-A report, Vale has also developed other measures to strengthen the risk governance and the safety of its geotechnical structures, such as:

a)	Announcement of the plan to de-characterize the upstream structures, one of the main milestones to reduce the Company's risk level. The first de-characterization was completed in December 2019 and the second is planned for 2020, a process that will continue during the next years.
b)	Construction of containment structures, already completed at the Sul Superior dam in the city of Barão de Cocais, while the containment structures for the B3/B4 and Forquilhas dams are planned to be completed in 1H20.
c)	Technical analysis of the historical and current conditions of all its dams, an assessment that will be completed by June 2020.
d)	Investments of approximately US $ 1.8 billion to increase dry processing operations, which is estimated to reach 70% of the production volume by 2023, reducing significantly the use of dams.
e)	Implementation of a new Waste Management System, which will be completed by December 2020.
f)	Approval of a new Risk Management Policy and the creation of four Executive Committees focused on the matter.
g)	Reinforcement of the lines of defense, with emphasis on the second line, through the creation of the Executive Director of Safety and Operational Excellence in June 2019, which outlined its work plan for the next two years and is conducting a global risk assessment of the Company.

Vale advances on the path to improve its business and remains firm in its ambition to become one of the safest and most reliable companies in the world.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: March 20, 2020		Director of Investor Relations